UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Care Investment Trust Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

141657106
(CUSIP Number)

Geoffrey Kauffman
President and Chief Operating Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 22nd Floor
New York, NY 10017
(646) 388-5904
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 34 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141657106	SCHEDULE 13D	Page 2 of 34 Pages

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 92.67% (See Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 141657106	SCHEDULE 13D	Page 3 of 34 Pages

1	NAME OF REPORTING PERSON Tiptree Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 92.67% (See Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 141657106	SCHEDULE 13D	Page 4 of 34 Pages

1	NAME OF REPORTING PERSON Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 92.67% (See Item 5)
14	TYPE OF REPORTING PERSON* HC, PN

CUSIP No. 141657106	SCHEDULE 13D	Page 5 of 34 Pages

1	NAME OF REPORTING PERSON Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 92.67% (See Item 5)
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 141657106	SCHEDULE 13D	Page 6 of 34 Pages

1	NAME OF REPORTING PERSON Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 92.67% (See Item 5)
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 141657106	SCHEDULE 13D	Page 7 of 34 Pages

1	NAME OF REPORTING PERSON Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,185,050 shares of Common Stock Warrant to purchase 435,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 92.67% (See Item 5)
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 141657106	SCHEDULE 13D	Page 8 of 34 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to certain shares (the “Shares”)  of common stock, par value $0.001 per share (the “Common Stock”) of Care Investment Trust Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is 505 Fifth Avenue, 6th Floor, New York, New York 10017.

Item 2.	IDENTITY AND BACKGROUND.

(a)           This statement is filed by

(i)    Tiptree Financial Partners, L.P., a Delaware limited partnership (“Tiptree”), with respect to the Shares beneficially owned directly by it;

(ii)   Tiptree Capital Management, LLC, a limited liability company organized under the laws of the State of Delaware (“Tiptree Capital”), as external manager of Tiptree, with respect to the Shares beneficially owned directly by Tiptree;

(iii)    Tricadia Holdings, L.P., a Delaware limited partnership (“Tricadia Holdings”), as direct owner of Tiptree Capital, the external manager of Tiptree, with respect to the Shares beneficially owned directly by Tiptree;

(iv)   Tricadia Holdings GP, LLC, a limited liability company organized under the laws of the State of Delaware (“Holdings GP”), as general partner of Tricadia Holdings, direct owner of Tiptree Capital, the external manager of Tiptree, with respect to the Shares beneficially owned directly by Tiptree;

(v)   Arif Inayatullah, as partner of Tricadia Holdings, direct owner of Tiptree Capital, the external manager of Tiptree, with respect to the Shares beneficially owned directly by Tiptree; and

(vi)      Michael Barnes, as partner of Tricadia Holdings, direct owner of Tiptree Capital, the external manager of Tiptree, with respect to the Shares beneficially owned directly by Tiptree

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the principal business office of each of the Reporting Persons is 780 Third Avenue, 29th Floor, New York, New York 10017.

(c)           The principal business of Tiptree is to serve as a diversified financial services holding company that primarily focuses on the acquisition of majority control equity interests in financial businesses. The principal business of Tiptree Capital is managing Tiptree.  The principal business of Tricadia Holdings is serving as a holding company for various investment advisers and

CUSIP No. 141657106	SCHEDULE 13D	Page 9 of 34 Pages

manager entities.  The principal business of Holdings GP is serving as a general partner of Tricadia Holdings.  The principal occupation of Arif Inayatullah is serving as a principal of Tricadia Holdings and its affiliates. The principal occupation of Michael Barnes is serving as a principal of Tricadia Holdings and its affiliates.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Tiptree is a Delaware limited partnership.  Tiptree Capital is a Delaware limited liability company.  Tricadia Holdings is a Delaware limited partnership.  Holdings GP is a Delaware limited liability company.  Messrs. Inayatullah and Barnes are citizens of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 16, 2010 Tiptree and the Company entered into a purchase and sale agreement (as amended, the “Purchase Agreement”). Pursuant to the Purchase Agreement, on August 13, 2010, Tiptree acquired 6,185,050 newly issued shares of Common Stock, at a price of $9.00 per share for an aggregate purchase price of $55,665,450.

On March 15, 2010 Tiptree and CIT Healthcare LLC, a Delaware Limited Liability Company (“CIT Healthcare”), entered into a warrant purchase agreement (the “Warrant Purchase Agreement”). Pursuant to the Warrant Purchase Agreement, on August 13, 2010, Tiptree acquired a warrant to purchase 435,000 shares of Common Stock, at an exercise price of $17.00 per share and exercisable through September 30, 2018, for $100,000 (the “CRE Warrant”).

A portion of the purchase price for the Shares was obtained from a loan (the “Loan”) made on August 11, 2010, from Muni Funding Company of America, LLC, an affiliate of Tiptree, in the principal amount of $23,000,000.  The Loan is secured by a pledge of all the assets of Tiptree, including but not limited to the Shares.  The remaining portion of the purchase price for the Shares of Common Stock and the CRE Warrant was obtained from cash on hand.

The foregoing descriptions of the Purchase Agreement and the Warrant Purchase Agreement are not complete and are qualified in their entirely by reference to the full text of such agreements which are referenced as Exhibits 2 and 3 and Exhibit 5 to this Statement, respectively (which, with respect to the Purchase Agreement, incorporates by reference Exhibit 10.1 to the Form 8-K filed by the Company on March 16, 2010 and Exhibit 10.1 to the form 8-K filed by the Company on July 7, 2010).

CUSIP No. 141657106	SCHEDULE 13D	Page 10 of 34 Pages

Item 4.	PURPOSE OF TRANSACTION.

The information set forth or incorporated in Items 3, 5, and 6 is incorporated herein by this reference.

Tiptree Equity Investment and Company Tender Offer

The Purchase Agreement provides for a combination of an equity investment by Tiptree in newly issued Common Stock at $9.00 per share and a cash tender offer by the Company for up all of its issued and outstanding shares of Common Stock also for $9.00 per share (the “Tender Offer”). The Tiptree equity investment and the Tender Offer are referred to herein as the “Tiptree Transaction.”

Pursuant to the Tender Offer, and as disclosed in the Tender Offer Statement on Schedule TO, dated as of July 15, 2010, the Company offered to purchase up to all of its outstanding shares of Common Stock at a price of $9.00 per share in cash upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated July 15, 2010.  On August 13, 2010, the Tender Offer was consummated and the Company accepted for payment all shares that were properly tendered and not properly withdrawn.  BNY Mellon Shareowner Services, the depositary for the Tender Offer, has advised the Company that, as of the expiration of the Tender Offer, a total of approximately 19.74 million shares of Common Stock were properly tendered to the Company, representing approximately 97.4% of the outstanding shares of Common Stock of the Company prior to the new issuance of Common Stock to Tiptree.

Pursuant to the terms and conditions set forth in the Purchase Agreement, including the approval of the Company’s stockholders for the issuance of shares, the Company issued to Tiptree, 6,185,050 newly issued shares of the Common Stock, at a price of $9.00 per share for an aggregate purchase price of $55,665,450, representing approximately 92.2% of the Company’s outstanding Common Stock after taking into account the shares tendered by the stockholders to the Company in the Tender Offer.

Composition of the Company’s Board of Directors

The Purchase Agreement provides that at least three (3) of the directors on the Company’s Board shall have resigned from such positions effective as of the closing of the Tiptree Transaction and the remaining director(s) on the Company’s Board shall have filled the vacancies with candidates acceptable to Tiptree in its sole discretion. As set forth in the Information Statement filed by the Company on Schedule 14F-1 on August 3, 2010, effective as of August 13, 2010, Gerald E. Bisbee, Jr., Ph.D., Steven N. Warden and Karen P. Robards resigned from the Board, the Company increased the size of the Board from five (5) directors to six (6), and four (4) Tiptree designees, Michael Barnes, Geoffrey N. Kauffman, William A. Houlihan and Jonathan Ilany, were appointed to the Board to fill the vacancies resulting from the resignations.

Charter Amendments

In connection with the Tiptree Transaction, at a special meeting of stockholders of the Company held on August 13, 2010, stockholders approved an amendment to the Company’s articles of amendment and restatement (the “charter”) to remove section 7.2.1(a)(iii), which prohibits a

CUSIP No. 141657106	SCHEDULE 13D	Page 11 of 34 Pages

“Transfer” (as defined in the charter) that would cause the Company to be beneficially owned by less than 100 stockholders, in order to facilitate the Tiptree Transaction.  The stockholders of the Company approved an additional amendment to the charter to reinstate section 7.2.1(a)(iii) to the Company’s charter to be effective 20 calendar days after the consummation of the Tiptree Transaction and the Company expects to file this amendment on September 2, 2010.

Replacement of External Manager

The Company intends to provide CIT Healthcare with notice of termination of its existing management agreement after a 60-day transition period. The Company intends to enter into a management agreement with TREIT Management, LLC (“TREIT Management”), which will replace CIT Healthcare as the Company’s external manager at the end of the 60-day transition period.  TREIT Management is a wholly-owned subsidiary of Tiptree Capital which is a wholly-owned subsidiary of Tricadia Holdings.  The Company also intends to internalize certain functions by hiring employees to provide accounting, financial, investment or other services.  TREIT Management is an affiliate of Tiptree Capital, the current manager of Tiptree.  TREIT Management and Tiptree Capital are wholly-owned subsidiaries of Tricadia Holdings.

General

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.  The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time engage in discussions with management, the Company's Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person’s investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position and strategic direction, actions taken by the Company's Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Company or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

References to and descriptions of the Purchase Agreement and the charter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement referenced as Exhibits 2 and 3 to this Statement and the charter, referenced as Exhibit 6 to this Statement, and each is incorporated herein by this reference (which, with respect to the Purchase Agreement, incorporates by reference Exhibit 10.1 to the Form 8-K filed by the Company on March 16, 2010 and Exhibit 10.1 to the form 8-K

CUSIP No. 141657106	SCHEDULE 13D	Page 12 of 34 Pages

filed by the Company on July 7, 2010 and, with respect to the charter, incorporates by reference to Exhibit 3.1 to the Form 8-K filed by the Company on August 16, 2010).

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a)           As of the date of this Statement, the Reporting Persons may, in the aggregate, be deemed to own 6,620,050 Shares of Common Stock (including 435,000 Shares of Common Stock issuable upon exercise of the CRE Warrant). These Shares represent approximately 92.67% of the shares of Common Stock outstanding based on (i) 6,708,924 shares outstanding based on information provided to the Company and Tiptree by BNY Mellon Shareowner Services, the depositary for the Tender Offer, and based on information reported in the Company's Current Report on Form 8-K dated August 16, 2010, and (ii) the shares of Common Stock issuable upon exercise of the CRE Warrant.

(b)           Tiptree has the power to dispose of and the power to vote the 6,620,050 Shares beneficially owned by it, which power may be exercised by its external manager, Tiptree Capital. Tricadia Holdings, as direct owner of Tiptree Capital, directs Tiptree Capital's operations and Holdings GP, as general partner of Tricadia Holdings, directs Tricadia Holdings' operations.

None of Tiptree Capital, Tricadia Holdings and Holdings GP owns directly any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tiptree Capital, Tricadia Holdings and Holdings GP may be deemed to own beneficially the 6,620,050 Shares beneficially owned by Tiptree.

Messrs. Inayatullah and Barnes, as partners of Tricadia Holdings, have shared power to vote the 6,620,050 Shares beneficially owned by Tiptree.  Neither Mr. Inayatullah nor Mr. Barnes directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the 6,620,050 Shares beneficially owned by Tiptree.

(c)           As described in Item 3, pursuant to the Purchase Agreement and Warrant Purchase Agreement, Tiptree acquired 6,185,050 newly issued shares of Common Stock and the CRE Warrant to purchase 435,000 Shares of Common Stock for a total purchase price of $55,765,450.   Except as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock during the last 60 days.

(d)           No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

The information set forth or incorporated in Item 3 is incorporated herein by this reference.

CUSIP No. 141657106	SCHEDULE 13D	Page 13 of 34 Pages

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto, which is attached hereto as Exhibit 1.

Pursuant to the Purchase Agreement, the Company entered into a Registration Rights Agreement with Tiptree, dated as of March 16, 2010 (the “Registration Rights Agreement”).  The registration rights agreement provides Tiptree with certain rights to cause the Company to register shares of Common Stock issued to Tiptree in connection with the consummation of the Tiptree Transaction.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, which is referenced as Exhibit 4 to this Schedule 13D, (which incorporates by reference Exhibit 10.2  to the form 8-K filed by the Company on March 16, 2010).

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement dated August 23, 2010, signed by each of the Reporting Persons in order to confirm that this Statement is being filed on behalf of each of the Reporting Persons.

Exhibit 2: Purchase and Sale Agreement, dated March 16, 2010, by and between Care Investment Trust Inc. and Tiptree Financial Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 16, 2010).

Exhibit 3: First Amendment to Purchase and Sale Agreement, dated July 6, 2010, by and between Care Investment Trust Inc. and Tiptree Financial Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on July 7, 2010).

Exhibit 4: Registration Rights Agreement, dated March 16, 2010, by and between Care Investment Trust Inc. and Tiptree Financial Partners, L.P. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on March 16, 2010).

Exhibit 5: Warrant Purchase Agreement, dated March 15, 2010, by and between CIT Healthcare LLC and Tiptree Financial Partners, L.P.

Exhibit 6: Second Articles of Amendment and Restatement of Care Investment Trust Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company on August 16, 2010).

CUSIP No. 141657106	SCHEDULE 13D	Page 14 of 34 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 2010

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey Kauffman
Name: Geoffrey Kauffman
Title: President and Chief Operating Officer

TIPTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TRICADIA HOLDINGS GP, LLC

/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Managing Member

/s/ Arif Inayatullah
Arif Inayatullah

/s/ Michael Barnes
Michael Barnes

CUSIP No. 141657106	SCHEDULE 13D	Page 15 of 34 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Care Investment Trust Inc., a Maryland corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 23, 2010

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey Kauffman
Name: Geoffrey Kauffman
Title: President and Chief Operating Officer

TIPTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

CUSIP No. 141657106	SCHEDULE 13D	Page 16 of 34 Pages

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Managing Member

/s/ Arif Inayatullah
Arif Inayatullah

/s/ Michael Barnes
Michael Barnes

CUSIP No. 141657106	SCHEDULE 13D	Page 17 of 34 Pages

EXHIBIT 5

CUSIP No. 141657106	SCHEDULE 13D	Page 18 of 34 Pages

Warrant Purchase Agreement

This WARRANT PURCHASE AGREEMENT, dated as of March 16, 2010 (this “Agreement”), is made by and between CIT Healthcare LLC, a Delaware limited liability company (the “CIT”), and Tiptree Financial Partners, L.P., a Delaware limited partnership (“Tiptree”).

WHEREAS, on the date hereof, Tiptree entered into that certain Purchase and Sale Agreement, dated as of the date hereof (the “Purchase Agreement”), with Care Investment Trust Inc., a Maryland corporation (“CRE”), for the purchase by Tiptree of Company Common Stock on the terms and conditions set forth therein;

WHEREAS, capitalized terms used herein but not defined herein shall have the terms ascribed to them in the Purchase Agreement;

WHEREAS, the Sale Transaction to be consummated by Tiptree and CRE pursuant to the Purchase Agreement is scheduled to close on the Closing Date;

WHEREAS, pursuant to that certain Management Agreement, dated as of June 27, 2007, as amended by that certain Amendment No.1 to the Management Agreement, dated as of September 30, 2008, as further amended by that certain Amended and Restated Management Agreement, dated as of January 15, 2010 (the “Management Agreement”), CRE retained CIT to manage the business and investment affairs of CRE;

WHEREAS, pursuant to its managing the business and investment affairs of CRE pursuant to the Management Agreement, CIT acquired a warrant, dated September 30, 2008, to purchase 435,000 shares of Company Common Stock, par value $.001 per share, at an exercise price of $17.00 per share, subject to adjustment, a copy of which warrant is attached hereto as Exhibit A (the “CRE Warrants”); and

WHEREAS, in connection with the Sale Transaction, Tiptree desires to purchase from CIT, and CIT desires to sell to Tiptree, the CRE Warrants held by CIT upon the terms and subject to the conditions set out in this Agreement.

NOW THEREFORE, for good and valuable consideration the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.           Subject to Paragraph 3 below, on the Warrant Sale Closing Date, CIT, as the legal and beneficial owner of the CRE Warrants, agrees to sell, assign, transfer and set forth over to Tiptree all of CIT’s right, title and interest of every kind, nature and description in or to the Warrants and Tiptree agrees to purchase the CRE Warrants for $100,000 (the “CRE Warrant Sale”).

2.           The closing of the CRE Warrant Sale (the “Warrant Sale Closing Date”) shall occur following the closing of the Sale Transaction, but no later than one (1) business day following the Closing Date.  On the Warrant Sale Closing Date, CIT shall deliver to CRE (with a copy to Tiptree) a fully-executed original Assignment document in the form of Annex II to the

CUSIP No. 141657106	SCHEDULE 13D	Page 19 of 34 Pages

 CRE Warrants and Tiptree shall send the purchase price of $100,000 to CIT by wire transfer in immediately available funds pursuant to instructions furnished by CIT.

3.           It shall be a condition to the obligations of either party under Paragraph 1 and 2 above that the Closing of the Sale Transaction occurs in accordance with the terms and conditions of the Purchase Agreement (and, for the avoidance of doubt, Tiptree shall have no obligation to purchase the CRE Warrants, and CIT shall have no obligation to sell the CRE Warrants, if the Closing has not occurred prior to the Outside Date).

4.           CIT represents and warrants as of the date hereof and as of the Warrant Sale Closing Date that:

a.           It is duly organized and validly existing under the law of the jurisdiction of its organization or incorporation and, if relevant under such law, in good standing.

b.           It has the power and authority to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and such other documentation and has taken all necessary action to authorize such execution, delivery and performance.

c.           Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its property or any contractual restriction binding on or affecting it or any of its property.

d.           All governmental and other consents that are required to have been obtained by it with respect to this Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

e.           This Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

CUSIP No. 141657106	SCHEDULE 13D	Page 20 of 34 Pages

f.           There is not pending or, to its knowledge, threatened against it or any of its subsidiaries any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations under this Agreement.

g.           It owns, and has good and marketable title to, the CRE Warrants being sold hereby, and as of the Warrant Sale Closing Date the CRE Warrants will be free and clear of all liens, claims and encumbrances, and it will not sell, transfer, assign or encumber any of its right, interest and title in the CRE Warrants prior to the sale of the CRE Warrants to Tiptree on the Warrant Sale Closing Date.

5.           Tiptree represents and warrants as of the date hereof and as of the Warrant Sale Closing Date that:

a.           It is duly organized and validly existing under the law of the jurisdiction of its organization or incorporation and, if relevant under such law, in good standing.

b.           It has the power and authority to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and such other documentation and has taken all necessary action to authorize such execution, delivery and performance.

c.           Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its property or any contractual restriction binding on or affecting it or any of its property.

d.           All governmental and other consents that are required to have been obtained by it with respect to this Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with.

e.           This Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles

CUSIP No. 141657106	SCHEDULE 13D	Page 21 of 34 Pages

of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

f.           There is not pending or, to its knowledge, threatened against it or any of its subsidiaries any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations under this Agreement.

g.           It is purchasing the CRE Warrants for investment purposes only and not with a view to resale or distribution.

6.           Each party will from time to time execute and deliver such further documents and do such other acts as the other party may reasonably request in order to effect the purposes of this Agreement.

7.           This Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original, but all of which when taken together shall be deemed to be one and the same instrument.  Executed counterparts may be exchanged by facsimile or by email.

CUSIP No. 141657106	SCHEDULE 13D	Page 22 of 34 Pages

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date hereof.

CIT HEALTHCARE LLC

By:
Name:
Title:

TIPTREE FINANCIAL PARTNERS, L.P.

By:
Name:
Title:

CUSIP No. 141657106	SCHEDULE 13D	Page 23 of 34 Pages

EXHIBIT A

CRE Warrants

CUSIP No. 141657106	SCHEDULE 13D	Page 24 of 34 Pages

WARRANT

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

WARRANT TO PURCHASE COMMON STOCK

OF

CARE INVESTMENT TRUST INC.

W2008-1

This is to certify that, FOR VALUE RECEIVED, CIT HEALTHCARE LLC or its assigns registered on the registry books maintained by the Company (“Holder”), is entitled to purchase, subject to the provisions of this Warrant, from Care Investment Trust Inc., a Maryland corporation (the “Company”), up to four hundred thirty-five thousand (435,000) fully paid, validly issued and nonassessable shares (the “Warrant Shares”) of the common stock, par value $.001 per share, of the Company (“Common Stock”), at the Exercise Price (as defined below) at any time or from time to time during the period commencing on the date this Warrant is issued to the Holder, through the Warrant Expiration Date (the “Exercise Period”). The number of Warrant Shares to be received upon the exercise of this Warrant and the price to be paid for each Warrant Share may be adjusted from time to time as hereinafter set forth.

1. Definitions. As used herein, the following terms shall have the following meanings, unless the context shall otherwise require:

(a) “Exercise Date” shall mean the date on which the Company shall have received both (a) the Notice of Exercise annexed hereto duly executed by the Holder hereof or his attorney duly authorized in writing, and (b) if payment is to be made in cash, cash or an official bank or certified check made payable to the Company, of an amount in lawful money of the United States of America equal to the Exercise Price.

(b) “Exercise Price” shall mean the purchase price to be paid upon exercise of this Warrant in accordance with the terms hereof, which price shall be $17.00 per Warrant Share, subject to adjustment from time to time pursuant to the provisions of Section 5 hereof.

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(c) “Warrants” shall mean this Warrant and any warrants into which this Warrant may be divided or exchanged.

 (d) “Warrant Expiration Date” shall mean 5:00 P.M. (New York time) on September 30, 2018.

2. Exercise.

(a) The purchase rights represented by this Warrant shall be exercisable by the Holder in whole or in part at any time or from time to time during the Exercise Period by the surrender of this Warrant and the Notice of Exercise attached as Annex I hereto duly completed and executed on behalf of the Holder, together (unless such exercise is on a cashless basis pursuant to Section 2(b)) with the payment to the Company, by cash or official bank or certified check, of the Exercise Price for the Warrant Shares so purchased, at the principal office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company). This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above (including payment), and the person entitled to receive the Warrant Shares issuable upon such exercise shall be treated for all purposes as the holder of record of such shares as of the close of business on such date. As promptly as practicable on or after such date (but no more than five (5) days thereafter), the Company, at its expense, shall issue and deliver to the person or persons entitled to receive the same, a certificate or certificates for the number of Warrant Shares issuable upon such exercise. In the event that this Warrant is exercised in part, the Company, at its expense, shall, simultaneously with the delivery described in the immediately preceding sentence, execute and deliver a new Warrant of like tenor exercisable for the number of shares for which this Warrant may then be exercised.

(b) The Holder may, at its option, exchange this Warrant on a cashless basis, in whole or in part (a “Warrant Exchange”), for the number of Warrant Shares determined in accordance with this Section 2(b), by surrendering this Warrant at the principal office of the Company (or such other office or agency of the Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company), accompanied by the Notice of Exercise attached as Annex I hereto duly completed and executed on behalf of the Holder indicating the Holder’s intent to effect such exchange, the number of Warrant Shares underlying such Warrant to be exchanged and the date of the notice of such intent to exchange (the “Notice of Exchange”). The Warrant Exchange shall take place on the date set forth in the Notice of Exchange (the “Exchange Date”), which date shall not be prior to the date the Notice of Exchange was delivered. Certificates for the Warrant Shares issuable upon such Warrant Exchange and, if applicable, a new Warrant of like tenor evidencing the balance of the Warrant Shares remaining subject to this Warrant, shall be issued as of the Exchange Date and delivered to the Holder as soon as practicable (but not more than five (5) business days) following the Exchange Date. In connection with any Warrant Exchange, the Company shall issue to the Holder such number of fully paid and nonassessable shares of Common Stock as is computed using the following formula:

X =	Y (A - B) A

CUSIP No. 141657106	SCHEDULE 13D	Page 26 of 34 Pages

Where	X = the number of shares to be issued to the Holder pursuant to the Warrant Exchange.

Y = the number of shares covered by the Warrant which the Holder has elected to exchange pursuant to this Section 2(b).

A = the current market price per share of Common Stock (as defined below) on the Exchange Date.

B = the Exercise Price in effect under the Warrant on the Exchange Date (as adjusted to the date of such calculation).

For the purpose of any computation under Subsections (b) above, the current market price per share of Common Stock on the Exchange Date shall be determined as follows:

(i) If the Common Stock is listed on or quoted for trading on the American Stock Exchange, the New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Global Select Market, or the Nasdaq Capital Market, the current market value shall be the last reported sale price of the Common Stock on such exchange on such trading day or if no such sale is made on such day, the average closing bid and asked prices for such day on such exchange;

(ii) If the Common Stock is not so listed or quoted for trading, but is traded or quoted for trading on the OTC Bulletin Board or in the pink sheets, the current market value shall be the mean of the average of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. for such trading day (or if no such prices are available on such date, the most recent date preceding such date when such prices were reported); or

 (iii) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to such business day, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

3. Reservation of Shares; Payment of Taxes; Etc.

 (a) The Company has issued this Warrant under the Manager Equity Plan adopted by the Company on June 21, 2007. The Company covenants that it will reserve a sufficient number of shares of Common Stock to satisfy its obligation to issue Common Stock upon the exercise of this Warrant pursuant to the terms hereof. The Company covenants that all shares of Common Stock which shall be issuable upon exercise of the Warrants and payment of the Exercise Price shall, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those which the Company shall promptly pay or discharge).

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(b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state “blue sky” securities laws with respect to the issuance of the Warrant and the Warrant Shares; provided, however, that the Company shall not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such state securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

(c) The Company shall pay all documentary, stamp or similar taxes and other governmental charges that may be imposed with respect to the issuance of any Warrants or any Warrant Shares; provided, however, that if the Warrant Shares are to be delivered in a name other than the name of the Holder of the Warrant being exercised, then no such delivery shall be made unless the person requesting the same has paid to the Company the amount of transfer taxes or charges incident thereto, if any.

4. Exchange, Transfer, Assignment or Loss of Warrant.

(a) This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Subject to compliance with the conditions set forth herein and upon surrender of this Warrant to the Company at its principal office with the form of Assignment annexed hereto as Annex II duly executed by the Holder (which Assignment Form shall include a representation by the Holder to the Company that the representations and warranties set forth in Section 8 are true and correct as of the date of such exercise as if they had been made on such date with respect to the Warrant Shares issuable upon such exercise) and funds sufficient to pay any transfer tax delivered by the Holder, the Company shall, without charge, subject to the Holder’s compliance with the restrictive legend set forth on the front page of this Warrant, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants that carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the denominations in which new warrants are to be issued to the Holder and signed by the Holder hereof. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(b) The Warrant Shares constitute “Registrable Common Stock” under the Registration Rights Agreement dated as of June 27, 2007 by and between the Company, the Holder and CIT Real Estate Holding Corporation. If, at the time of the surrender of this Warrant in connection with any assignment of this Warrant, the transfer of this Warrant shall not be registered pursuant to an effective registration statement under the Securities Act of 1933 (the “Securities Act”) and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such assignment (i) that the Holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel to the Holder, which opinion shall be reasonably acceptable to the Company and shall be in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), or (a)(8) promulgated under the Securities Act or a qualified institutional buyer as defined in Rule 144A(a) under the Securities Act.

CUSIP No. 141657106	SCHEDULE 13D	Page 28 of 34 Pages

5. Anti-Dilution Provisions. The Exercise Price in effect at any time and the number and kind of securities purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(a) In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, then in each such case, (I) the aggregate number of Warrant Shares for which this Warrant is exercisable immediately prior to such event shall be adjusted (and any other appropriate actions shall be taken by the Company) so that the Holder shall be entitled to receive upon exercise of this Warrant the number of shares of Common Stock or other securities of the Company that it would have owned or would have been entitled to receive upon or by reason of any of the events described above, had this Warrant been exercised immediately prior to the occurrence of such event and (II) the Exercise Price in effect at the time of such event shall be adjusted by multiplying the Exercise Price immediately prior to such event by a fraction, the numerator of which shall be number of Warrant Shares issuable upon the exercise of this Warrant immediately prior to such adjustment, and the denominator of which shall be the number of Warrant Shares issuable upon exercise of this Warrant immediately after such adjustment. Such adjustment shall be made successively whenever any event listed above shall occur. An adjustment made pursuant to this Section 5(a) shall become effective retroactively (X) in the case of any such dividend or distribution, to a date immediately following the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution or (Y) in the case of any such subdivision, combination or reclassification, to the close of business on the day upon which such corporate action becomes effective.

(b) In case of any reclassification, capital reorganization, exchange of shares, liquidation, recapitalization or change of the Common Stock (other than as a result of a subdivision, combination or stock dividend provided for in Section 5(a) hereof), or in case of any consolidation or merger of the Company with or into another corporation or entity (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification or capital reorganization or change of the outstanding Common Stock) or in case of any sale, lease or conveyance to another corporation or entity of all or substantially all of the assets of the Company, then the Company shall, as a condition precedent to such transaction, cause lawful and effective provisions to be made (and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder) so that the Holder shall have the right thereafter upon exercise of this Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization, exchange of shares, liquidation, recapitalization, change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been received upon conversion of this Warrant immediately prior to such reclassification, capital reorganization, exchange of shares, liquidation, recapitalization, change, consolidation, merger, sale or conveyance, and in any such event, such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for herein. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition described above, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such assets shall assume, by written instrument executed and mailed or delivered to the Holder of this Warrant at the last address of the Holder appearing on the books of the Company, the obligation to deliver to the Holder such shares of stock, securities, cash or properties as, in accordance with the foregoing provisions, the Holder may be entitled to acquire. The above provisions of this paragraph shall similarly apply to successive reorganizations, reclassifications, exchanges, liquidations, recapitalizations, changes, consolidations, mergers, sales, transfers or other dispositions, if any.

(c) The Company shall promptly give written notice of any adjustment under this Section 5 to each Holder of the Warrants.

CUSIP No. 141657106	SCHEDULE 13D	Page 29 of 34 Pages

(d) Irrespective of any adjustments in the Exercise Price or the number or kind of shares of Common Stock purchasable upon exercise of this Warrant, this Warrant may continue to express the same price and number and kind of Warrant Shares as were stated prior to such adjustment. In all events, appropriate adjustment (as determined in good faith by the Company’s Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.

6. Fractional Warrants and Fractional Shares. The Company shall not be required to issue fractions of shares, upon exercise of this Warrant or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise of this Warrant, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined in accordance with Section 2(b) hereof, except that the price under clauses (i) and (ii) thereof shall be based on the ten (10) trading days prior to the date of exercise of this Warrant.

7. Warrant Holders Not Deemed Stockholders. The Holder shall not, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of this Warrant for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until the Holder shall have exercised this Warrant and been issued shares of Common Stock in accordance with the provisions hereof.

8. Investment Intent; Limited Transferability.

(a) The Holder represents, by accepting this Warrant, that it understands that this Warrant and any securities obtainable upon exercise of this Warrant have not been registered for sale under Federal or state securities or blue sky laws and are being offered and issued to the Holder pursuant to one or more exemptions from the registration requirements of such securities laws. In the absence of an effective registration of such securities or an exemption therefrom, any certificates for such securities shall bear a legend substantially similar to the legend set forth on the first page hereof. The Holder understands that it must bear the economic risk of its investment in this Warrant and any securities obtainable upon exercise of this Warrant for an indefinite period of time, as this Warrant and such securities have not been registered under Federal or state securities or blue sky laws and therefore cannot be sold except as set forth in Section 4.

(b) The Holder represents that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of this Warrant or the exercise of the Warrant and the financial condition, operations and business of the Company; and (ii) the opportunity to request such additional information which the Company possesses or can acquire without unreasonable effort or expense. Nothing contained in this Section 8(b) shall alter, amend or change the Holder’s reliance on the representations, covenants or warranties contained herein.

(c) The Holder represents that it did not (i) receive or review any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio, whether closed circuit, or generally available, or (ii) attend any seminar, meeting or investor or other conference whose attendees were, to such Holder’s knowledge, invited by any general solicitation or general advertising.

CUSIP No. 141657106	SCHEDULE 13D	Page 30 of 34 Pages

(d) The Holder represents that it is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act and that it is acquiring the Warrants for its own account and not with a present view to, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act, without prejudice, however, to such Holder’s right, subject to the provisions of this Warrant, at all times to sell or otherwise dispose of all or any part of the Warrant or Warrant Shares.

(e) The Holder represents that it, either by reason of such Holder’s business or financial experience or the business or financial experience of its professional advisors, has such sophistication, knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Company and the capacity to protect such Holder’s interests in connection with the transactions contemplated by this Warrant.

(f) The Holder represents that it has the ability to bear the economic risks of its investment for an indefinite period of time and could afford a complete loss of its investment.

(g) The Holder agrees and acknowledges that the representations made by the Holder in this Section 8 are conditions to the exercise of this Warrant.

9. Entire Agreement. This Warrant constitutes the entire agreement between the Company and the Holder with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect to the subject matter of this Warrant.

10. Amendments. Any provision of this Warrant may be amended and the observance thereof waived only with the written consent of the Company and the Holder.

11. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflict of laws rules, except to the extent that the application of the General Corporation Law of the State of Maryland is required by the laws of the State of Maryland.

12. Notices, Etc. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered personally, one business day after being sent by overnight courier, and five business days after being mailed first class registered or certified mail, postage prepaid as follows (i) if to the Holder, at the address of the Holder as shown on the registry books maintained by the Company, or at such other address as the Holder shall have furnished to the Company in writing, and (ii) if to the Company, to it at 505 Fifth Avenue, Sixth Floor, New York, New York 10017, Attention: Chief Financial Officer, or at such other address as the Company shall have furnished to the Holder.

13. Severability. If any provision of this Warrant is held to be unenforceable under applicable law, then such provision shall be excluded from this Warrant and the balance of this Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms. A court of competent jurisdiction, in its discretion, may substitute for the excluded provision an enforceable provision which in economic substance reasonably approximates the excluded provision.

14. Waiver. The Company will not, by any voluntary action avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against impairment.

CUSIP No. 141657106	SCHEDULE 13D	Page 31 of 34 Pages

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, manually or in facsimile by its officer thereunto duly authorized on the date set forth below.

CARE INVESTMENT TRUST INC.

Dated: September 30, 2008	By:
Name: F. Scott Kellman
Title: Chief Executive Officer

CUSIP No. 141657106	SCHEDULE 13D	Page 32 of 34 Pages

ANNEX I

NOTICE OF EXERCISE

To Be Executed by the Holder

in Order to Exercise Warrants

The undersigned Holder hereby irrevocably elects to exercise this Warrant to the extent of purchasing   shares of Common Stock of Care Investment Trust Inc., tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any, and requests that certificates for such securities shall be issued in the name of:

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

[please print or type name and address]

and be delivered to:

[please print or type name and address]

and if such Warrant is not be exercised in full, that a new Warrant to purchase the balance of shares be registered in the name of, and delivered to, the Holder at the address stated below.

As a condition to this exercise, the undersigned Holder hereby represents and warrants to the Company that the representations and warranties set forth in Section 8 of the Warrant are true and correct as of the date hereof as if they had been made on such date with respect to the Warrant Shares. The undersigned Holder further acknowledges that the sale, transfer, assignment or hypothecation of the Warrant Shares to be issued upon exercise of this Warrant is subject to the terms and conditions contained in Sections 4 and 8 of this Warrant.

If Cashless Exercise pursuant to Section 2(b), check here ___, and indicate:

Number of Warrant Shares to be Exchanged:

CUSIP No. 141657106	SCHEDULE 13D	Page 33 of 34 Pages

Exchange Date:

Dated:

Name (please print)

Address

Signature

Taxpayer Identification Number

CUSIP No. 141657106	SCHEDULE 13D	Page 34 of 34 Pages

ANNEX II

ASSIGNMENT

To Be Executed by the Holder

in Order to Assign Warrants

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER

[please print or type name and address]

the right to purchase Common Stock of Care Investment Trust Inc. represented by this Warrant to the extent of   shares, and hereby irrevocably constitutes and appoints
                                                                                                                                   Attorney to transfer this Warrant on the books of the Company, with full power of substitution in the premises. As a condition to this assignment, the Holder acknowledges that its assignee must deliver a written instrument to the Company that the representations and warranties of Section 8 of the Warrant are true and correct as of the date hereof as if they had been made by such assignee on such date with respect to the Warrants.

Dated:

Signature: